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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                             Klever Marketing, Inc.
                                (Name of Issuer)

                         Common Stock , par value $0.01
                         (Title of Class of Securities)

                                   498589 10 0
                                 (CUSIP Number)

                     Paul G. Begum, Chief Executive Officer,
            350 West 300 South, Suite 201, Salt Lake City, Utah 84101
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                  July 5, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 498589 10 0                       Page      2     of     7      Pages
                                                 ----------    ----------
-------------------------------------------------------------------------------

============ ==================================================================
     1
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Peter D. Olson

============ ===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [  ]
                                                                      (b) [  ]

============ ===================================================================
     3       SEC USE ONLY


============ ===================================================================
     4       SOURCE OF FUNDS*

             OO
============ ===================================================================
     5
             CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT
             TO ITEMS 2(d) or 2(e)                                       [   ]


============ ===================================================================
     6
             CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.A.
-------------------- -------- ==================================================
     NUMBER OF                SOLE VOTING POWER
      SHARES
   BENEFICIALLY         7     1,103,964
     OWNED BY
       EACH
     REPORTING
      PERSON
       WITH
                     -------- ==================================================
                        8
                              SHARED VOTING POWER
                              1,889,343(1)
                     -------- ==================================================
                        9
                              SOLE DISPOSITIVE POWER
                              1,103,964
                     -------- ==================================================
                       10
                              SHARED DISPOSITIVE POWER
                              1,889,343(1)
============ ===================================================================
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,886,343(1)
============ ===================================================================
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                           [   ]

============ ===================================================================
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             19%(1)
============ ===================================================================
    14
             TYPE OF REPORTING PERSON*
             IN
============ ===================================================================
1. Number of shares described herein include number of shares held by Olson Farms, a family owned corporation with Mr. Olson as its officer, director and principal shareholder, and shares held be the Olson Family Trust. Mr. Olson may be deemed to be the beneficial owner of these shares due to his position as Trustee of the Olson Family Trust and his previously described positions in Olson Farms.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


Item 1.  Security and Issuer

         This schedule relates to Common Stock, par value $0.01 per share (the "Common Stock") of KLEVER MARKETING, Inc. (the "Issuer") a Delaware corporation whose operating plan includes the acquisition of patents and development, manufacture and marketing of electronic in-store advertising, directory and coupon services. The principal offices of the Issuer are located at 350 West 300 South, Suite 201, Salt Lake City, Utah 84101.

Item 2.  Identity and Background

         (a)   This statement is filed by Peter D. Olson, an individual.

         (b) The business address for Mr. Olson is 521 North Arden Drive, Beverly H

         (c) Mr. Olson is presently the President/Chief Executive Officer of Olson Farms, a private company. Mr. Olson is also a director of the Issuer.

         (d) At no time during the past five years has Mr. Olson been convicted in a criminal proceeding.

         (e) During the past five years Mr. Olson has never been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

         (f)   Mr. Olson is a Calfornia resident and a citizen of the U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration

         On July 5, 1996, the Issuer merged with Klever Kart, Inc. Following the merger the Issuer's total issued and outstanding shares as set forth in the Issuer's annual report filed with the Securities and Exchange Commission ("SEC") on Form 10-KSB for the fiscal year ending December 31, 1996, was 9,443,513 shares. Since the date of the merger Mr. Olson has owned of record at least 5% of the Issuer's total outstanding shares. Material transactions concerning Mr. Olson and the Common Stock of the Issuer are described below:

         On July 5, 1996, Mr. Olson held of record 1,455,301 shares of the Issuer's Common Stock an amount equal to 15% of the Issuer's total issued and outstanding Common Stock, as of such date. Included in the total shares are 559,879 shares issued to Olson Farms, Inc. a Utah corporation. Mr. Olson may be deemed to be the beneficial owner of such shares due to his position as a director, officer and principal shareholder of Olson Farms.

         On August 5, 1996, Mr. Olson received 5,000 additional options which were immediately exercisable and will not expire until August 7, 1999. These options were granted to Mr. Olson in consideration of financial support personally rendered to the Issuer. The additional options increased Mr. Olson's total outstanding shares to 1,460,301, an amount still representing 15% of the Issuer's total issued and outstanding Common Stock as of August 5, 1996.

         On December 19, 1996 and December 24, 1996, Mr. Olson acquired an aggregate of 60,000 shares directly from the Issuer. This additional issuance increased Mr. Olson's record holding to 1,525,301 or an amount representing 16% of the Issuer's total issued and outstanding Common Stock.

         On January 15, 1997 and February 26, 1997 Mr. Olson acquired an aggregate of 108,000 shares of the Issuer's Common Stock directly from the Issuer. This issuance increased Mr. Olson's record holding to 1,633,301 or an amount representing 17% of the Issuer's issued and outstanding Common Stock.

         On April 24, 1997, Mr. Olson received 28,979 shares directly from the Issuer. Additionally on December 3,1997, Mr. Olson acquired 23,903 shares of Common Stock directly from the Issuer. These additional issuances increased Mr. Olson's record holding to 1,686,183 shares of Common Stock or an amount representing 18% of the Issuer's total issued and outstanding Common Stock.

         On December 5, 1997, Mr. Olson acquired 172,500 shares of the Issuer's Common Stock. These shares were issued to Olson Farms, Inc., Mr. Olson may be deemed to be the beneficial owner of these shares due to his position previously described herein. This additional issuance increased Mr. Olson's record holding to 1,858,683 or an amount representing 20% of the Issuer's total issued and outstanding Common Stock. On the same day Mr. Olson received an additional issuance of 20,000 shares of the Issuer's Common Stock. These shares were issued to the Olson Family Trust. Mr. Olson may be deemed to be the beneficial owner of such shares due to his position as Trustee of the Olson Family Trust. Although this additional issuance along with a subsequent issuance on December 18, 1997 increased Mr. Olson's record holding to 1,881,502 shares, the percentage of ownership did not change from 20%.

         On December 31, 1997, 1,159 options expired worthless and beginning February 26, 1998 through April 20, 1998, Mr. Olson directly acquired an aggregate of 9,000 shares of the Issuer's Common Stock . Neither events reflected a change in Mr. Olson's percentage of beneficial ownership. However, on March 6, 1998, the Issuer published its annual report on Form 10-KSB for the period ending December 31, 1997, as filed with the "SEC". Pursuant to the annual report, the Issuer's total issued and outstanding shares of Common Stock totaled 10,035,401 as of December 31, 1997. At the time of filing, Mr. Olson's ownership interest equaled 19%. of the Issuer's total issued and outstanding Common Stock or 1,889,343 shares.

Item 4.  Purpose of Transaction

         All shares of the Issuer's Common Stock described in this schedule were issued for investment purposes only and not with a view, intent or purpose to effect any material corporate change or status in the Issuer's organizational structure or charter nor with a view, intent or purpose to effect any proposal to effect any material corporate change or status in the Issuer's organizational structure or charter.

Item 5.  Interest in Securities of the Issuer

         (a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each reporting person named in Item 2 may be found in rows 11 and 13 of the cover page.

         (b) The powers each reporting person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page.

         (c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed herein.

         (d) No person aside from the reporting person listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         There are no known contracts, arrangements, understandings or relationships existing between the Issuer and Mr. Olson, the reporting person named in Item 2 or between any other persons or any person relating to the securities of the Issuer including but not limited to transfer or voting of any of the securities, finder's fees or joint ventures.



  Item 7 Material to be Filed as Exhibits

          N/A

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                                  PETER D. OLSON


                                                               /s/Peter D. Olson
                                                        ------------------------
                                                   Peter D. Olson, an Individual